EXHIBIT 1

Norske Skog Canada Limited
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961

27 July 2005

Pricing and performance gains shield second quarter results

Vancouver (B.C.) - Papermaker NorskeCanada continued to post gains in paper pricing and performance even as heavy planned maintenance spending and lower pulp prices and demand took a toll on results in the second quarter.

The second quarter net loss of $30 million ($0.14 per common share) on sales of $439 million compares with a net loss of $21.8 million ($0.10 per common share) on sales of $462.7 million in the previous quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $25.4 million in the second quarter, down from $33.6 million in the first quarter.

Results were bolstered by the company's achievement of $21 million in performance improvements in the second quarter for a total of $33 million year to date toward the 2005 target of $80 million in performance improvements.

In the second quarter, the company posted an after-tax foreign exchange loss of $6.4 million ($0.03 per common share) from the translation of U.S.-dollar-denominated debt, with an operating loss of $19.5 million. This compares to a first quarter after-tax foreign exchange loss of $2.6 million ($0.01 per common share) and an operating loss of $10.7 million.

The outlook for most of the company's products remains good as the U.S. economy continues to perform well. Demand for products is rising and price increases were secured for many specialty grades. Demand for pulp and kraft paper products, however, is sluggish and prices have weakened. Newsprint consumption continued to decline, however a price increase was secured in the second quarter.

"While maintenance spending this quarter was high, the impact was expected. This was a planned expenditure that positions us well for the traditionally busy season ahead," said Russell J. Horner, president and CEO. "What is far more troubling is the weakness of the pulp market worldwide. Pricing and demand trended downward in major European and Asian markets causing a very disappointing drag on our results this quarter."

Looking ahead, the bulk of planned maintenance spending has been completed and the company is entering the high demand period.

NorskeCanada is a leading producer of groundwood printing papers in North America. The company also produces market kraft pulp. With five mills employing approximately 3,800 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.5 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

Russell J. Horner, President and CEO and Ralph Leverton, Vice President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Thursday, July 28, 2005 at 11 a.m. EST, 8 a.m. PST to present the company's second quarter results. Media and other interested people are invited to listen to the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the "Investors/Events and Presentations" section or enter http://w.on24.com/r.htm?e=14445&s=1&k=5735949136B73C02BB3FE6A2702CFE50

in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated saving and cost reductions, capacity and capital expenditures. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance

Vice President, Corporate Affairs

and Chief Financial Officer

and Social Responsibility

604-654-4040                                                                604-654-4212